JACQUES FINANCIAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52675

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JACQUES FINANCIAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 E. GUDE DRIVE
(No. and Street)

ROCKVILLE, (City) MD (State) 20850 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSEPH W. JACQUES (Name) 301-738-1303 (Area Code – Telephone Number) joej@jacquesfinancial.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 (Address) Century City (City) California (State) 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH W. JACQUES _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JACQUES FINANCIAL, LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Report _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JACQUES FINANCIAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2025

CONTENTS





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Jacques Financial, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jacques Financial, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 05, 2026

JACQUES FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS	
Cash and Cash Equivalents	$ 573,832
Commissions Receivable	620,043
Deposit with Clearing Broker	58,342
Total Assets	$ 1,252,217

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ ---
MEMBER'S EQUITY	
Member's Equity	1,252,217
Total Liabilities and Member's Equity	$ 1,252,217

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES	
Commissions	$ 7,122,423
Commissions – Other	29,321
Interest Income	15,796
Total Revenues	7,167,540
EXPENSES	
Operations Management Services	2,075,000
Employee Compensation and Benefits	51,145
Licenses and Permits	18,794
Other Expenses	27,078
Professional Fees	16,635
Total Expenses	2,188,652
Operating Income before Income Tax Provision	4,978,888
Income Tax Provision	250,000
Net Income	$ 4,728,888

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance, December 31, 2024	$ 1,523,329
Net Income	4,728,888
Distributions	(5,000,000)
Balance, December 31, 2025	$ 1,252,217

JACQUES FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 4,728,888
Adjustments to Reconcile Net Income to Net Cash and Cash Equivalents Provided by Operating Activities:	
Changes in Assets and Liabilities:	
Increase in Commissions Receivable	(85,703)
Increase in Deposit with Clearing Broker	(2,278)
Net Cash and Cash Equivalents Provided by Operating Activities	4,640,907

CASH FLOWS FROM INVESTING ACTIVITIES — -

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions	(5,000,000)
Net Cash and Cash Equivalents Used in Financing Activities	(5,000,000)
Net Decrease in Cash and Cash Equivalents	(359,093)
Cash and Cash Equivalents, Beginning of Year	932,925
Cash and Cash Equivalents, End of Year	$ 573,832

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income Taxes	$ 250,000

See accompanying notes to financial statements.

6

NOTE 1 - ORGANIZATION

Jacques Financial, LLC, a Maryland limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The Company elected S-Corporation status on November 9, 2012. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The company is a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company operates its broker/dealer business on a fully disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition – The Company earns commissions revenue and trailing commissions revenue by referring client transactions and performing ongoing client relations duties in mutual funds, annuities, insurance, Section 529 plans, and other financial products and services.

Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Commissions revenue is typically collected during the period earned (trade date or settlement date, or under the terms of the contract or subscription or agreement). Generally accepted accounting principles requires the Company to record on a trade-date basis. The difference between trade-date and settlement date is immaterial to the financial statements.

The Company is responsible for ongoing client relations duties for the financial products that were referred to the client. The Company earns trailing commissions revenue from the performance of these ongoing client relations duties. Trailing commissions revenue is recorded in those periods as the services are performed. Trailing commissions revenue is typically collected during the period earned (trade date or settlement date, or under the terms of the contract or subscription or agreement). Generally accepted accounting principles requires the Company to record on a trade-date basis. The difference between trade-date and settlement date is immaterial to the financial statements.

JACQUES FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Income Recognition (CONTINUED)
Commissions - Other is derived from its Tri-Party agreement with its clearing broker, whereby it serves as the secondary correspondent to the clearing broker, and another Broker-Dealer is the primary correspondent. Pursuant to the clearing agreement, the Company introduces its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

Leases - The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Commissions Receivable – Commissions receivable represent commissions due from various mutual fund families and annuities. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Income Taxes – On November 9, 2012, the Company elected to be taxed as an S-Corporation. The member is taxed on its share of Company earnings. Therefore, no provision or liability for federal income taxes has been included in the financial statements. In general, the prior three years' tax returns, filed with various taxing agencies, are open to examination.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash Equivalents include cash in money market funds account as of December 31, 2025; see note 11.

NOTE 3 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's percentage of aggregate indebtedness to net capital was zero at December 31, 2025. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $629,740 at December 31, 2025, which satisfied the net capital requirements. The Company had no aggregate indebtedness at December 31, 2025 and a ratio of 0 to 1 which satisfied the ratio requirement.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to the management agreement, Jacques & Associates Certified Public Accountants LLC, is responsible for rent, utilities, salaries and wages, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general and administrative office expenses paid on behalf of the Company. For the year ended December 31, 2025, the Company paid $2,075,000 in Operations Management Services. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5 – CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds and annuities for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

The Company has a Tri-Party agreement with its clearing broker, whereby it serves as the secondary correspondent to the clearing broker, and another Broker-Dealer is the primary correspondent. The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2025 was $58,342.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

NOTE 9 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2025 or during the year then ended.

NOTE 10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy as of December 31, 2025:

As of December 31, 2025:	Level 1	Level 2	Level 3	Total
Cash Equivalents				
Money Market Funds	$ 121,684	$ -	$ -	$ 121,684
Total assets	$ 121,684	$ -	$ -	$ 121,684

Specific valuation techniques and inputs used in determining the fair value of each class of assets and liabilities follow:

Money Market: Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as Level 1 measurements in the table above.

NOTE 12 – INCOME TAXES

The Maryland Recovery for the Economy, Livelihoods, Industries, Entrepreneurs, and Families Act ("RELIEF Act"), amended the Maryland Tax-General Article to permit a pass-through entity ("PTE") to pay an entity level tax on pass-through income and treat the elective tax as a tax on the PTE. During the year ended December 31, 2025, the Company elected to pay PTE tax for its member, and accordingly the Company paid $250,000 in PTE tax as a result of the election.

NOTE 13 – SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

JACQUES FINANCIAL, LLC
SUPPLEMENTARY INFORMATION
AT DECEMBER 31, 2025

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Member's Equity from Statement of Financial Condition	$ 1,252,217
Non-Allowable Assets – Commissions Receivable	(620,043)
Net Capital before Haircuts on Securities Positions	632,174
Haircuts on Securities	
Cash Equivalents	(2,434)
Net Capital	$ 629,740

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA dated December 31, 2025.

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

6 2/3 Percent of Net Aggregate Indebtedness	$ ---
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement (greater of above)	$ 50,000
Excess Net Capital	$ 579,740
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 60,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ ---
Percentage of Aggregate Indebtedness to Net Capital	0.00%

See report of independent registered public accounting firm.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15C3-3 AS OF DECEMBER 31, 2025

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct subscription-way sale of mutual funds, annuities, insurance, section 529 plans and other financial products and services whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

JACQUES FINANCIAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

ON EXEMPTION PROVISIONS

FOR THE YEAR ENDED DECEMBER 31, 2025



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Jacques Financial, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jacques Financial, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Jacques Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Jacques Financial, LLC stated that Jacques Financial, LLC met the identified exemption provisions throughout the year ended December 31, 2025 without exception, and (3) Jacques Financial, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") but limited to (1) direct subscription-way sale of mutual funds, annuities, insurance, Section 529 plans and other financial products and services and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2025. Jacques Financial, LLC's management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jacques Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 05, 2026


Jacques Financial, LLC
Exemption Report
For the Year Ended December 31, 2025


Jacques Financial, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) direct subscription-way sale of mutual funds, annuities, insurance, Section 529 plans and other financial products and services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jacques Financial, LLC

I, Joseph W. Jacques, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Operations Manager

Jacques Financial, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2025





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Jacques Financial, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Jacques Financial, LLC and the SIPC, solely to assist you and SIPC in evaluating Jacques Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Jacques Financial, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Jacques Financial, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Jacques Financial, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
February 05, 2026

Jacques Financial, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2025

	Amount
Total assessment	$ -
Less prior overpayment applied	(66)
Total assessment balance **(overpayment carried forward)**	$ (66)